Filed pursuant to Rule 433
Registration No. 333-208507

ROYAL BANK OF CANADA
MEDIUM-TERM NOTES, SERIES G
$100,000,000
SENIOR FLOATING RATE NOTES, DUE JANUARY 10, 2019
FINAL TERM SHEET
DATED JANUARY 17, 2017
Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	Senior Floating Rate Notes, due January 10, 2019 (the “Notes”)

Expected Ratings[1]:	Aa3 / AA- / AA (Negative / Negative / Negative)

Principal Amount:	$100,000,000

Issue Price:	100.000%

Trade Date:	January 17, 2017

Settlement Date:	January 18, 2017

Maturity Date:	January 10, 2019

Minimum Denomination:	$1,000 and multiples of $1,000

Interest Rate:	3-month USD LIBOR plus 45 bps payable and reset quarterly

Fees:	0.050%

Initial Interest Rate:
The interest rate for the initial interest reset period prior to the Interest Payment Date in April 2017 will be an interpolated rate based upon the Two-month USD LIBOR and Three-month USD LIBOR, to be determined on the second London business day preceding the Settlement Date, plus 45 basis points

Interest Payment Dates:	Quarterly on the 10th of each January, April, July, and October, beginning April 10, 2017

Payment Convention:	Modified following business day convention, adjusted

Business Days:	London, New York, Toronto

Day Count Fraction:	Actual / 360

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

Listing:	None

Optional Redemption:	None

CUSIP / ISIN:	78012KYU5 / US78012KYU59

Lead Manager and Sole Book Runner:	RBC Capital Markets, LLC

Co-Managers:	Academy Securities, Inc. Samuel A. Ramirez & Co., Inc.

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829.